Exhibit 99.1

News Release

PartnerRe Ltd. Reports Fourth Quarter and Full Year 2021 Results

▪Net income available to common shareholder of $362 million for the fourth quarter and $679 million for the year drove the full year return on equity to common shareholder to 9.7%, a significant improvement from 3.1% in 2020

▪Non-life underwriting profit of $313 million (combined ratio of 77.5%) for the fourth quarter and $507 million (combined ratio of 90.5%) for the full year

▪Life and Health allocated underwriting profit of $32 million for the fourth quarter and $97 million for the full year

▪Gross written premium increased 7% for the quarter and 19% for the year, and net premiums written were up 5% for the fourth quarter and 13% for the year

▪Cash flows from operating activities of $373 million for the quarter and $1.2 billion for the year were up 8.5% and 9.6% compared to the same periods of 2020

▪On December 16, 2021, EXOR Nederland N.V. and Covéa Coopérations S.A. (Covéa) announced they have signed a definitive agreement for the sale of PartnerRe to Covéa, subject to required approvals, with an expected completion in mid-2022

PEMBROKE, Bermuda, March 2, 2022 - PartnerRe Ltd. ("the Company") today reported net income available to common shareholder of $362 million for the fourth quarter of 2021, compared to income of $204 million for the same period of 2020. Net income available to common shareholder was $679 million for the full year 2021, compared to income of $206 million for the same period of 2020.
Operating income1 was $300 million for the fourth quarter of 2021, compared to operating income of $19 million for the same period of 2020. Operating income for the full year 2021 was $545 million compared to an operating loss of $190 million for the same period of 2020. Operating income for the fourth quarter and the full year 2021 improved over the same periods of 2020 as a result of improvements in the underwriting results for both non-life segments.
1 Operating income (loss) is a non-GAAP financial measure. See "Non-GAAP Financial Measures - Regulation G" for a reconciliation of non-GAAP measures.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

News Release
PartnerRe President and Chief Executive Officer Jacques Bonneau commented, “In an active year of catastrophic losses for the industry we were able to achieve strong performance in 2021. We grew gross written premiums by 19%, driven by meaningful rate increases in lines like casualty and professional lines and we also benefited from improved economic activity in other lines of business. Our non-life combined ratio improved by 15.5 points to 90.5% driven by our continuous focus on portfolio optimization.
We built on the momentum we've established with a successful January 1, 2022 renewal, providing solutions to our business partners while maintaining the strength and stability of our platform. Our approach remains disciplined, supported by third party capital, and we will grow exposures in lines where it is supported by rate. We look forward to the year ahead and to further increasing the value that we provide to all of our clients, capital partners and shareholders."
Highlights for the fourth quarter and full year 2021 compared to the same periods of 2020 are included below.
Non-Life:
▪Non-life net premiums written were up 3% for the fourth quarter of 2021 and were up 14% for the full year 2021 compared to the same periods of 2020, driven by the P&C segment, which increased by 6% and 22%, respectively. The current year included favorable premium adjustments from prior underwriting years, compared to the prior year which included adverse premium adjustments related to the economic downturn.
▪The Non-life underwriting profit was $313 million (combined ratio of 77.5%) for the fourth quarter of 2021 and $507 million (combined ratio of 90.5%) for the full year 2021. This compares to Non-life underwriting profit of $21 million (combined ratio of 98.6%) and a loss of $304 million (combined ratio of 106.0%) for the fourth quarter and full year 2020, respectively.
▪Large catastrophic losses, net of retrocession and reinstatement premiums, were $66 million for the fourth quarter of 2021 related to the refinement of estimates on Hurricane Ida, Winter Storm Uri, the European Floods and related losses under aggregated covers. This adversely impacted the P&C and Specialty combined ratios by 5.4 points and 3.5 points, respectively. This compared to large catastrophic losses of 1.1 points and 4.9 points on the P&C and Specialty combined ratios, respectively, for the same quarter of 2020 from COVID-19 and Hurricane Laura. Large catastrophic losses were $483 million for the full year 2021 and included losses for Hurricane Ida, Winter Storm Uri, the European Floods, and related losses under aggregate covers, which adversely impacted the P&C and Specialty combined ratios by 12.1 points and 3.3 points, respectively. This compared to large catastrophic losses of 6.5 points and 11.6 points on the P&C and Specialty combined ratios, respectively, for the full year 2020 from COVID-19 and Hurricane Laura. There were no changes in the Company's net non-life COVID-19 ultimate loss estimates that were established in 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

News Release
▪The P&C segment reported a combined ratio of 80.0% and 94.3% for the fourth quarter and full year 2021, respectively, compared to 97.6% and 102.2% for the fourth quarter and full year 2020, respectively. While large catastrophic losses increased across comparative periods, this was offset by an aggregation of mid-size loss events during 2020. Excluding large catastrophic losses, the combined ratio improved across both comparative periods as the current accident year attritional loss ratio benefited as a result of portfolio reshaping in prior periods and rate increases. For the fourth quarter of 2021, the combined ratio also improved from favorable prior years' reserve development of 12.6 points primarily on prior year large catastrophic losses compared to 1.9 points for the same period of 2020.
▪During the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement related to certain prior underwriting years on the Company's U.S. casualty and auto business within the P&C segment. As a result of adverse prior years' reserve development ceded under this agreement during the second half of 2021, a deferred gain of $20 million is recorded in Accounts payable, accrued expense and other in the Consolidated Balance Sheet as at December 31, 2021.
▪The Specialty segment reported a combined ratio of 72.5% and 83.1% for the fourth quarter and full year 2021, respectively, compared to 100.2% and 112.2% for the fourth quarter and full year 2020, respectively. In addition to the decrease in large catastrophic losses, the improvement in the combined ratio across both comparative periods was driven by improvements in the current accident year attritional loss ratio resulting from strategic reductions in less profitable lines and favorable prior years' reserve development, which was 17.1 points and 6.9 points favorable for the fourth quarter and full year 2021, respectively, primarily driven by financial risks and aviation lines. This compared to adverse prior years' reserve development of 2.8 points and 7.2 points, respectively, for the same periods of 2020.
Life and Health:
▪Net premiums written were up 11% for the fourth quarter and up 10% for the full year 2021, compared to the same periods of 2020, reflecting growth in long-term life business, partially offset by reductions in the short-term business.
▪Allocated underwriting result was a profit of $32 million in the fourth quarter of 2021, compared to a profit of $22 million in the fourth quarter of 2020. The quarterly result for 2021 included $4 million of COVID-19 related losses, compared to $11m for the fourth quarter of 2020. Excluding COVID-19, the increase for the quarter was driven primarily by improvements in the short-term protection and longevity business due to positive experience reported during the quarter, partially offset by a decrease in the guaranteed minimum death benefits line of business for less favorable equity market activity in 2021 compared to 2020.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release
▪Allocated underwriting result was a profit of $97 million for the full year 2021, compared to a profit $70 million for 2020. Losses on protection products due to COVID-19 increased by $10 million, with $36 million for the full year 2021 compared to $26 million for the full year 2020. Excluding COVID-19, the increase in allocated underwriting result was driven by improvement in the short-term protection business, which was partially offset by a lower level of gains related to recaptures of business compared to the full year 2020.
Investments:
▪Net investment return in the fourth quarter of 2021 was $156 million, or 0.8%, and included net investment income of $93 million, net realized and unrealized investment losses of $6 million, and interest in earnings of equity method investments of $69 million. This compares to a net investment return of $372 million, or 1.9%, for the fourth quarter of 2020, which included net investment income of $85 million and net realized and unrealized investment gains of $269 million, and interest in earnings of equity method investments of $18 million.
▪Net investment return for the full year 2021 was $541 million, or 2.7%, which included net investment income of $376 million, net realized and unrealized investment gains of $38 million, and interest in earnings of equity method investments of $127 million. This compares to a net investment return of $839 million, or 4.6%, for 2020, which included net investment income of $361 million, net realized and unrealized investment gains of $454 million, and interest in earnings of equity method investments of $24 million.
▪Net investment income increased $8 million, or 9.3%, for the fourth quarter of 2021 and $15 million, or 4.4%, for the full year 2021, compared to the same periods of 2020, primarily due to the impact of re-allocations to investment grade corporate bonds, and higher reinvestment rates driven by increases in worldwide risk-free rates in 2021.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

News Release
▪Net realized and unrealized investment losses of $6 million for the fourth quarter of 2021 (2020: $269 million gain) included:
◦Net realized and unrealized investment losses of $186 million (2020: $20 million gain) on fixed maturities and short-term investments, which were primarily unrealized and driven by increases in U.S. and Canadian risk-free rates and losses on real estate sector investments in the Company's Asia high yield portfolio.
◦Net realized and unrealized investment gains on equities of $22 million (2020: $158 million gain). Gains on equities were driven by a realized gain on the sale of a preferred share investment.
◦Net realized and unrealized investment gains of $158 million (2020: $91 million gain) on other invested assets and investments in real estate, which resulted from unrealized investment gains on private equity funds.
▪Net realized and unrealized investment gains of $38 million for the full year 2021 (2020: $454 million gain) included:
◦Net realized and unrealized investment losses of $539 million (2020: $245 million gain) on fixed maturities and short-term investments, which were primarily unrealized and driven by increases in worldwide risk free rates and losses on real estate sector investments in the Company's Asia high yield portfolio, partially offset by narrowing credit spreads.
◦Net realized and unrealized investment gains on equities of $277 million (2020: $189 million), which were also primarily unrealized, resulted from increases in worldwide equity markets and also included a large realized gain on the sale of a preferred share investment in the fourth quarter of 2021.
◦Net realized and unrealized gains on other invested assets and investments in real estate of $300 million (2020: $20 million). Gains on other invested assets were primarily driven by unrealized gains on private equity investments.
▪Interest in earnings of equity method investments of $69 million in the fourth quarter of 2021 primarily reflects the appreciation in value of certain real estate investments held by an investee, Almacantar Group S.A. (Almacantar). Interest in earnings of equity method investments of $127 million for full year of 2021 primarily reflects the unrealized Almacantar gain recorded in the fourth quarter and realized and unrealized gains on private equity funds and New York real estate funds.
▪As of December 31, 2021, reinvestment rates were 2.7% compared to the Company's fixed income investment portfolio yield of 2.3% for the fourth quarter of 2021.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

News Release
Other Income Statement Items:
▪Other expense ratio was 6.6% for the fourth quarter of 2021 and 5.7% for the full year 2021. This compared to an other expense ratio of 4.9% and 5.4% for the same periods of 2020. The increase across both comparative periods was driven primarily by increased personnel expenses, including higher annual incentive and long term incentives due to the higher growth in book value reported by the Company in 2021.
▪Net foreign exchange losses were $19 million for the fourth quarter of 2021, driven by the appreciation of the U.S. dollar against the Euro, partially offset by the depreciation against the Canadian Dollar and the Swiss Franc. Net foreign exchange losses were $103 million for the fourth quarter of 2020, driven by the depreciation of the U.S. dollar against almost all major currencies. Net foreign exchange losses were $31 million for the full year 2021 and driven by the appreciation of the U.S. dollar against certain major currencies (primary the Euro, British Pound and Swiss Franc), while net foreign exchange losses were $52 million for the full year 2020 were driven by the depreciation of the U.S. dollar against the same currencies.
▪Interest expense was $14 million and $56 million for the fourth quarter and full year 2021, respectively, compared to $14 million and $39 million for the same periods of 2020. The increase for the full year 2021 was driven by the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050 during the third quarter of 2020.
▪Preferred dividends of $2 million and $23 million for the fourth quarter and full year 2021, respectively, compared to $11 million and $46 million for the same periods of 2020. In May 2021, the Company fully redeemed its Series G, H and I preferred shares for a liquidation value of $637 million. The Company also incurred a loss on redemption of $21 million, related to the preferred share issuance costs that were included in Additional paid-in-capital at issuance, and upon redemption were expensed, with no net impact to Common shareholder's equity. Following the redemption, only Series J preferred shares remain.
▪Income tax expense was $17 million on pre-tax income of $381 million in the fourth quarter of 2021 compared to an expense of $10 million on pre-tax income of $228 million for the same period of 2020. Income tax expense was $38 million on pre-tax income of $762 million for the full year 2021 compared to a benefit of $13 million on pre-tax income of $241 million in 2020. These amounts were primarily driven by the geographical distribution of pre-tax profits and losses.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

News Release
Balance Sheet, Capitalization and Cash Flows:
▪Total investments and cash and cash equivalents were $20.4 billion at December 31, 2021, up 1.4% compared to December 31, 2020. The increase to December 31, 2021 was primarily driven by cash provided by operating activities of $1,233 million, partially offset by cash used for the net redemptions of preferred shares with a liquidation value of $437 million, common and preferred dividends paid of $130 million and net decreases in payables for securities purchased.
▪Cash and cash equivalents, fixed maturities, and short-term investments, which are government issued or investment grade fixed income securities, were $14.5 billion at December 31, 2021, representing 71% of the total investments and cash and cash equivalents.
▪The average credit rating of the fixed income portfolio was AA- as of December 31, 2021. The expected average duration of the public fixed income portfolio at December 31, 2021 was 4.0 years, while the average duration of the Company’s liabilities was 4.3 years.
▪There were no dividends declared and paid to common shareholders during the fourth quarter of 2021 or the fourth quarter of 2020. Dividends declared and paid to common shareholders were $107 million for the full year 2021, compared to $50 million for the full year 2020.
▪Common shareholder's equity (or book value) of $7.3 billion and tangible book value of $6.8 billion at December 31, 2021 increased by 9.8% and 10.8%, respectively, compared to December 31, 2020, primarily due to the comprehensive income for the full year 2021, partially offset by dividends on common and preferred shares. Book value, excluding dividends on common shares for 2021, was up 11.4% compared to December 31, 2020.
▪Total capital was $9.4 billion at December 31, 2021, up 1.6% compared to December 31, 2020, primarily due to the increase in book value described above and the issuance of the Series J Preferred Shares, partially offset by the redemption of Series G, H and I preferred shares and a decrease in the U.S dollar value of the Company's Euro denominated debt, as the U.S dollar strengthened against the Euro during the year.
▪Cash provided by operating activities was $373 million and $1,233 million for the fourth quarter and full year 2021, respectively, compared to $344 million and $1,125 million for the fourth quarter and full year 2020, respectively. The increases for the fourth quarter and full year 2021 over the same periods of 2020 were primarily driven by cash flows from underwriting operations, which benefited from increased premium volume and an improved technical result across both comparative periods, and were net of the premium paid for the loss portfolio transfer and adverse development cover entered into during the second quarter of 2021. This resulted in an increase in Reinsurance recoverable on paid and unpaid losses of $357 million as at December 31, 2021 and a cash transfer for the premium at inception of the agreement.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	7

News Release
PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2021, total revenues were $7.4 billion. At December 31, 2021, total assets were $28.0 billion, total capital was $9.4 billion and total shareholders’ equity was $7.5 billion. PartnerRe maintains strong financial strength ratings as follows: A.M. Best A+ / Moody’s A1 / Standard & Poor’s A+.
On December 16, 2021, EXOR Nederland N.V. (Exor) and Covéa Coopérations S.A. (Covéa) announced they entered into a Definitive Agreement for Covéa to acquire the Company (the Covéa Acquisition). The Covéa Acquisition is subject to customary closing conditions, including antitrust, regulatory and other approvals.
PartnerRe on the Internet: www.partnerre.com
Please refer to the "Financial Information - Annual Reports" section of the Company's website for a copy of the Company's Annual Report on Form 20-F at: www.partnerre.com/financial-information/annual-reports/
Forward-looking statements contained in this press release, such as those related to company performance, including the impact of the ongoing COVID-19 pandemic (including the related impact on the U.S. and global economies), are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, pandemic or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.
The Company’s estimate for recent catastrophic and pandemic losses is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	8

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenues
Gross premiums written	$1,798,956	$1,674,930	$8,203,925	$6,875,925
Net premiums written	$1,679,453	$1,597,521	$7,134,018	$6,300,858
Decrease (increase) in unearned premiums	139,865	183,858	(177,496)	235,968
Net premiums earned	1,819,318	1,781,379	6,956,522	6,536,826
Net investment income	92,987	85,046	376,469	360,668
Net realized and unrealized investment (losses) gains	(5,599)	269,007	37,797	454,319
Other income	8,957	4,713	28,748	13,491
Total revenues	1,915,663	2,140,145	7,399,536	7,365,304
Expenses
Losses and loss expenses	1,038,017	1,350,366	4,883,984	5,334,900
Acquisition costs	411,086	373,358	1,386,832	1,356,118
Other expenses	120,385	87,299	398,542	355,647
Interest expense	13,684	13,929	55,606	39,200
Amortization of intangible assets	2,200	2,519	8,861	9,988
Net foreign exchange losses	18,573	103,260	30,883	51,964
Total expenses	1,603,945	1,930,731	6,764,708	7,147,817
Income before taxes and interest in earnings of equity method investments	311,718	209,414	634,828	217,487
Income tax (expense) benefit	(16,542)	(10,179)	(38,219)	13,091
Interest in earnings of equity method investments	69,329	18,190	126,795	23,611
Net income	364,505	217,425	723,404	254,189
Preferred dividends	2,438	11,178	22,693	45,990
Loss on redemption of preferred shares	—	2,341	21,234	2,341
Net income available to common shareholder	$362,067	$203,906	$679,477	$205,858
Comprehensive income
Net income	$364,505	$217,425	$723,404	$254,189
Change in currency translation adjustment	9,348	65,155	43,120	(5,884)
Change in net unrealized gains or losses on investments, net of tax	—	265	(128)	187
Change in unfunded pension obligation, net of tax	21,830	(13,595)	23,307	(14,383)
Comprehensive income	$395,683	$269,250	$789,703	$234,109

(1) The Company's common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, per share data is not meaningful to present.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	December 31, 2021	December 31, 2020
Assets
Investments:
Fixed maturities, at fair value	$14,071,274	$12,786,380
Short-term investments, at fair value	205,146	416,350
Equities, at fair value	1,751,584	1,496,441
Investments in real estate	67,539	67,980
Other invested assets	3,601,245	2,967,738
Total investments	19,696,788	17,734,889
Cash and cash equivalents	660,897	2,350,833
Accrued investment income	94,997	92,058
Reinsurance balances receivable	3,063,153	3,118,870
Reinsurance recoverable on paid and unpaid losses	1,787,493	901,063
Prepaid reinsurance premiums	216,338	115,986
Funds held by reinsured companies	561,576	704,768
Deferred acquisition costs	920,779	819,971
Deposit assets	109,528	139,818
Net tax assets	154,472	182,077
Goodwill	456,380	456,380
Intangible assets	98,818	107,669
Other assets	208,652	174,193
Total assets	$28,029,871	$26,898,575
Liabilities
Non-life reserves	$12,047,792	$11,395,321
Life and health reserves	2,638,086	2,704,229
Unearned premiums	2,501,161	2,265,214
Other reinsurance balances payable	744,735	482,468
Debt	1,897,499	1,974,731
Deposit liabilities	5,077	5,925
Net tax liabilities	90,974	131,621
Accounts payable, accrued expenses and other (1)	560,561	612,069
Total liabilities	20,485,885	19,571,578
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2021, 8,000,000 shares; 2020, 25,489,636 shares; aggregate liquidation value: 2021, $200,000; 2020, $637,241)	8,000	25,490
Additional paid-in capital	1,929,934	2,334,564
Accumulated other comprehensive loss	(29,706)	(96,005)
Retained earnings	5,635,758	5,062,948
Total shareholders’ equity	7,543,986	7,326,997
Total liabilities and shareholders’ equity	$28,029,871	$26,898,575

(1) Includes payables for securities purchased of $202 million as at December 31, 2021 compared to $286 million as at December 31, 2020.

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net cash provided by operating activities	$372,946	$343,831	$1,232,590	$1,124,893
Net cash (used in) provided by investing activities	(359,802)	274,092	(2,329,122)	(632,748)
Net cash (used in) provided by financing activities	(2,438)	(76,823)	(573,295)	328,362
Effect of foreign exchange rate changes on cash	(3,805)	32,151	(20,109)	45,863
Increase (decrease) in cash and cash equivalents	6,901	573,251	(1,689,936)	866,370
Cash and cash equivalents - beginning of period	653,996	1,777,582	2,350,833	1,484,463
Cash and cash equivalents - end of period	$660,897	$2,350,833	$660,897	$2,350,833

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended December 31, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$846	$520	$1,366	$433	$—	$1,799
Net premiums written	$773	$481	$1,254	$425	$—	$1,679
Decrease (increase) in unearned premiums	150	(14)	136	4	—	140
Net premiums earned	$923	$467	$1,390	$429	$—	$1,819
Losses and loss expenses	(475)	(177)	(652)	(386)	—	(1,038)
Acquisition costs	(243)	(152)	(395)	(16)	—	(411)
Technical result	$205	$138	$343	$27	$—	$370
Other income	—	—	—	7	2	9
Other expenses	(20)	(10)	(30)	(23)	(67)	(120)
Underwriting result	$185	$128	$313	$11	n/a	$259
Net investment income				21	72	93
Allocated underwriting result				$32	n/a	n/a
Net realized and unrealized investment losses					(6)	(6)
Interest expense					(14)	(14)
Amortization of intangible assets					(2)	(2)
Net foreign exchange losses					(18)	(18)
Income tax expense					(16)	(16)
Interest in earnings of equity method investments					69	69
Net income					n/a	$365
Loss ratio (1)	51.5%	37.9%	46.9%
Acquisition ratio (2)	26.3	32.5	28.4
Technical ratio (3)	77.8%	70.4%	75.3%
Other expense ratio (4)	2.2	2.1	2.2
Combined ratio (5)	80.0%	72.5%	77.5%

	For the three months ended December 31, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$774	$514	$1,288	$387	$—	$1,675
Net premiums written	$727	$489	$1,216	$382	$—	$1,598
Decrease in unearned premiums	175	4	179	4	—	183
Net premiums earned	$902	$493	$1,395	$386	$—	$1,781
Losses and loss expenses	(633)	(378)	(1,011)	(339)	—	(1,350)
Acquisition costs	(235)	(109)	(344)	(29)	—	(373)
Technical result	$34	$6	$40	$18	$—	$58
Other income	—	—	—	4	1	5
Other expenses	(12)	(7)	(19)	(18)	(50)	(87)
Underwriting result	$22	$(1)	$21	$4	n/a	$(24)
Net investment income				18	67	85
Allocated underwriting result				$22	n/a	n/a
Net realized and unrealized investment gains					269	269
Interest expense					(14)	(14)
Amortization of intangible assets					(4)	(4)
Net foreign exchange losses					(103)	(103)
Income tax expense					(10)	(10)
Interest in earnings of equity method investments					18	18
Net income					n/a	$217
Loss ratio (1)	70.2%	76.7%	72.5%
Acquisition ratio (2)	26.1	22.1	24.7
Technical ratio (3)	96.3%	98.8%	97.2%
Other expense ratio (4)	1.3	1.4	1.4
Combined ratio (5)	97.6%	100.2%	98.6%
(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the year ended December 31, 2021
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$4,541	$2,016	$6,557	$1,647	$—	$8,204
Net premiums written	$3,722	$1,789	$5,511	$1,623	$—	$7,134
(Increase) decrease in unearned premiums	(194)	13	(181)	4	—	(177)
Net premiums earned	$3,528	$1,802	$5,330	$1,627	$—	$6,957
Losses and loss expenses	(2,391)	(1,052)	(3,443)	(1,441)	—	(4,884)
Acquisition costs	(864)	(415)	(1,279)	(108)	—	(1,387)
Technical result	$273	$335	$608	$78	$—	$686
Other income	—	—	—	26	3	29
Other expenses	(71)	(30)	(101)	(88)	(210)	(399)
Underwriting result	$202	$305	$507	$16	n/a	$316
Net investment income				81	295	376
Allocated underwriting result				$97	n/a	n/a
Net realized and unrealized investment gains					38	38
Interest expense					(56)	(56)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(31)	(31)
Income tax expense					(38)	(38)
Interest in earnings of equity method investments					127	127
Net income					n/a	$723
Loss ratio	67.8%	58.4%	64.6%
Acquisition ratio	24.5	23.0	24.0
Technical ratio	92.3%	81.4%	88.6%
Other expense ratio	2.0	1.7	1.9
Combined ratio	94.3%	83.1%	90.5%

	For the year ended December 31, 2020
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,442	$1,935	$5,377	$1,499	$—	$6,876
Net premiums written	$3,044	$1,782	$4,826	$1,475	$—	$6,301
Decrease in unearned premiums	119	110	229	7	—	236
Net premiums earned	$3,163	$1,892	$5,055	$1,482	$—	$6,537
Losses and loss expenses	(2,389)	(1,628)	(4,017)	(1,318)	—	(5,335)
Acquisition costs	(784)	(470)	(1,254)	(102)	—	(1,356)
Technical result	$(10)	$(206)	$(216)	$62	$—	$(154)
Other (loss) income	(1)	—	(1)	13	1	13
Other expenses	(61)	(26)	(87)	(73)	(196)	(356)
Underwriting result	$(72)	$(232)	$(304)	$2	n/a	$(497)
Net investment income				68	293	361
Allocated underwriting result				$70	n/a	n/a
Net realized and unrealized investment gains					454	454
Interest expense					(39)	(39)
Amortization of intangible assets					(10)	(10)
Net foreign exchange losses					(52)	(52)
Income tax benefit					13	13
Interest in earnings of equity method investments					24	24
Net income					n/a	$254
Loss ratio	75.5%	86.0%	79.5%
Acquisition ratio	24.8	24.8	24.8
Technical ratio	100.3%	110.8%	104.3%
Other expense ratio	1.9	1.4	1.7
Combined ratio	102.2%	112.2%	106.0%

Supplementary Financial Information
PartnerRe Ltd.
Investment Portfolio
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	December 31, 2021		December 31, 2020
Investments:
Fixed maturities
U.S. government	$1,210,113	6%	$1,096,133	7%
U.S. government sponsored enterprises	908,659	5	1,313,407	7
U.S. states, territories and municipalities	108,059	1	137,968	1
Non-U.S. sovereign government, supranational and government related	2,181,127	11	2,180,762	12
Corporate bonds	5,441,908	28	3,341,854	19
Mortgage/asset-backed securities	4,221,408	21	4,716,256	27
Total fixed maturities	14,071,274	72	12,786,380	73
Short-term investments	205,146	1	416,350	2
Equities	1,751,584	9	1,496,441	8
Investments in real estate	67,539	—	67,980	—
Other invested assets (1)	3,601,245	18	2,967,738	17
Total investments	$19,696,788	100%	$17,734,889	100%
Cash and cash equivalents	660,897		2,350,833
Total investments and cash and cash equivalents	20,357,685		20,085,722
Maturity distribution:
One year or less	$1,086,283	8%	$1,563,748	12%
More than one year through five years	4,235,065	29	3,346,398	25
More than five years through ten years	2,971,089	21	1,915,703	15
More than ten years	1,762,575	12	1,660,625	13
Subtotal	10,055,012	70	8,486,474	65
Mortgage/asset-backed securities	4,221,408	30	4,716,256	35
Total fixed maturities and short-term investments	$14,276,420	100%	$13,202,730	100%
Credit quality by market value (Total fixed maturities and short-term investments):
AAA	$1,902,640	13%	$1,845,444	14%
AA	6,751,903	47	7,663,467	58
A	1,750,574	13	1,694,276	13
BBB	3,398,661	24	1,362,247	10
Below Investment Grade/Unrated	472,642	3	637,296	5
	$14,276,420	100%	$13,202,730	100%
Expected average duration		4.0Yrs		2.3Yrs
Average yield to maturity at market		2.7%		1.6%
Average credit quality		AA-		AA
(1) Other invested assets at December 31, 2021 and December 31, 2020 include $1.0 billion and $0.9 billion, respectively, of U.S. bank loans managed under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at December 31, 2021 was BB/BB- with the single largest issuer being 2.7% of the Company's bank loan portfolio.

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

December 31, 2021
	Fair Value	Percentage of Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Financial services	$1,633,354	30.0%	8.0%	0.5%
Consumer cyclical	631,303	11.6	3.1	0.3%
Real estate	505,307	9.3	2.5	0.2%
Utilities	465,711	8.6	2.3	0.3%
Consumer non-cyclical	459,705	8.4	2.3	0.2%
Industrial	453,477	8.3	2.2	0.2%
Energy	352,294	6.5	1.7	0.2%
Communications	292,341	5.4	1.4	0.3%
Technology	290,035	5.3	1.4	0.3%
Insurance	223,468	4.1	1.1	0.1%
Basic materials	112,321	2.1	0.6	0.2%
Diversified	22,592	0.4	0.1	0.1%
Total Corporate bonds	$5,441,908	100.0%	26.7%
Finance sector - Corporate bonds
Banks	$831,237	15.3%	4.1%
Financial services	491,762	9.0	2.4
Investment banking and brokerage	310,355	5.7	1.5
Total finance sector - Corporate bonds	$1,633,354	30.0%	8.0%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$—	$31,042	$313,301	$449,481	$37,413	$831,237
Financial services	—	35,012	259,097	153,706	43,947	491,762
Investment banking and brokerage	—	1,592	36,509	265,402	6,852	310,355
Total finance sector - Corporate bonds	$—	$67,646	$608,907	$868,589	$88,212	$1,633,354
% of total	—%	4.1%	37.3%	53.2%	5.4%	100.0%
Concentration of investment risk - The top 10 Corporate bond issuers account for 12.1% of the Company’s total corporate bonds. The single largest issuer accounts for 2.0% of the Company’s total Corporate bonds and is included in the Financial sector above.

Supplementary Financial Information

PartnerRe Ltd.
Composition of Net Investment Income and Net Realized and Unrealized Investment (Losses) Gains
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended		For the year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Fixed maturities	$70,509	$70,017	$301,391	$290,259
Short-term investments and cash and cash equivalents	968	1,485	4,860	12,000
Equities, investments in real estate, funds held and other	32,454	25,310	120,999	109,606
Investment expenses	(10,944)	(11,766)	(50,781)	(51,197)
Net investment income	$92,987	$85,046	$376,469	$360,668
Net realized investment (losses) gains on fixed maturities and short-term investments	$(589)	$13,528	$19,893	$24,828
Net realized investment gains on equities	62,065	9,765	78,501	21,538
Net realized investment gains (losses) on other invested assets	4,268	3,663	103,011	(30,436)
Net realized investment gains	$65,744	$26,956	$201,405	$15,930
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	$(185,166)	$6,429	$(558,466)	$219,946
Change in net unrealized investment (losses) gains on equities	(39,804)	148,586	198,780	167,456
Change in net unrealized investment gains on other invested assets	153,983	91,000	196,926	58,452
Net other realized and unrealized investment (losses) gains	(356)	2,155	(848)	(1,346)
Change in net unrealized investment (losses) gains	$(71,343)	$248,170	$(163,608)	$444,508
Impairment loss on investments in real estate	—	(6,119)	—	(6,119)
Net realized and unrealized investment (losses) gains	$(5,599)	$269,007	$37,797	$454,319

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Reconciliation of beginning and ending non-life reserves:
Gross liability at beginning of period	$12,291,545	$11,133,368	$11,395,321	$10,363,383
Reinsurance recoverable at beginning of period	(1,583,174)	(771,787)	(782,330)	(754,795)
Net liability at beginning of period	10,708,371	10,361,581	10,612,991	9,608,588
Net incurred losses related to: (1)
Current year	847,823	1,013,819	3,637,671	3,945,248
Prior years	(195,752)	(3,101)	(194,426)	71,456
	652,071	1,010,718	3,443,245	4,016,704
Net losses paid	(784,442)	(951,257)	(2,972,995)	(3,232,604)
Retroactive reinsurance recoverable (1)	(714)	—	(357,864)	—
Effects of foreign exchange rate changes and other	(60,160)	191,949	(210,251)	220,303
Net liability at end of period	10,515,126	10,612,991	10,515,126	10,612,991
Reinsurance recoverable at end of period	1,532,666	782,330	1,532,666	782,330
Gross liability at end of period	$12,047,792	$11,395,321	$12,047,792	$11,395,321
Breakdown of gross liability at end of period:
Case reserves	$4,881,892	$4,646,633	$4,881,892	$4,646,633
Additional case reserves	140,464	171,381	140,464	171,381
Incurred but not reported reserves	7,025,436	6,577,307	7,025,436	6,577,307
Gross liability at end of period	$12,047,792	$11,395,321	$12,047,792	$11,395,321
Gross liability at end of period by Non-life segment:
P&C	8,746,449	7,937,823	8,746,449	7,937,823
Specialty	3,301,343	3,457,498	3,301,343	3,457,498
Gross liability at end of period	$12,047,792	$11,395,321	$12,047,792	$11,395,321
Unrecognized time value of non-life reserves (2)	$314,949	$120,908	$314,949	$120,908
(1) In the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement in relation to prior underwriting years on the Company's U.S. casualty and auto business. During the second half of 2021 there was adverse prior years' development on reserves ceded under this agreement, and as a result the Company established a deferred gain of $20 million, net of accumulated amortization, which is recorded in Accounts payable, accrued expense and other in the Consolidated Balance Sheet at December 31, 2021.
(2) The unrecognized time value, or discount, is the difference between the undiscounted liability for non-life reserves recorded and the discounted amount of these reserves. This discount is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Reconciliation of beginning and ending life and health reserves:
Gross liability at beginning of period	$2,658,035	$2,453,438	$2,704,229	$2,417,044
Reinsurance recoverable at beginning of period	(24,832)	(14,483)	(35,662)	(16,183)
Net liability at beginning of period	2,633,203	2,438,955	2,668,567	2,400,861
Net incurred losses	385,946	339,648	1,440,739	1,318,196
Net losses paid	(388,683)	(289,661)	(1,413,316)	(1,230,383)
Effects of foreign exchange rate changes and other	(13,380)	179,625	(78,904)	179,893
Net liability at end of period	2,617,086	2,668,567	2,617,086	2,668,567
Reinsurance recoverable at end of period	21,000	35,662	21,000	35,662
Gross liability at end of period	$2,638,086	$2,704,229	$2,638,086	$2,704,229
Life value in force (1)	$757,000	$289,000	$757,000	$289,000
(1) The life value in force (Life VIF) is the value that will emerge from life policies over time that is not recognized in the Company's tangible book value. The Company’s Life VIF is calculated on a going concern basis and is the sum of: (i) present value of future profits which represents the net present value of projected after-tax cash flows net of Life reserves, net of deferred acquisition costs and gross of value of business acquired; (ii) cost of economic capital; (iii) time value of options and guarantees; and (iv) cost of non-economic excess encumbered capital. The Company made changes to its VIF calculation methodology during 2021. The VIF balance at December 31, 2020 calculated under the updated methodology would have been approximately $571 million.

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		December 31, 2021
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$1,084
U.S. Northeast	Hurricane	1,028
U.S. Gulf Coast	Hurricane	1,004
Caribbean	Hurricane	231
Europe	Windstorm	527
Japan	Typhoon	331
California	Earthquake	927	$1,255
Japan	Earthquake	361	413
Australia	Earthquake	298	428
New Zealand	Earthquake	245	404
British Columbia	Earthquake	161	327
The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (see Risk Management—Natural Catastrophe PML in Item 4 of the 20-F).

Supplementary Financial Information

PartnerRe Ltd.
Non-GAAP Financial Measures - Regulation G

In addition to the GAAP financial measures set forth herein, the Company has also included certain non-GAAP financial measures within the meaning of Regulation G. Management believes that these non-GAAP financial measures are useful to investors and other stakeholders and help provide a consistent basis for comparison between quarters and for comparison with other companies within the industry. These measures may not, however, be comparable to similarly titled measures used by other companies outside of the insurance industry. These non-GAAP measures should be considered an addition to, and not a substitute for, measures of financial performance prepared in accordance with GAAP and investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company’s overall financial performance.
The reconciliation of non-GAAP financial measures to the most comparable GAAP financial measures in accordance with Regulation G is included within the relevant tables.
Operating Income (Loss) available to Common Shareholder (Operating Income (Loss)); Annualized Operating Return on Average Common Shareholder's Equity (Annualized Operating ROE): The Company uses Operating income (loss) and Annualized Operating ROE to measure performance, as these measures focus on the underlying fundamentals of the Company’s operations. Operating income (loss) is calculated after preferred dividends and excludes the impact of net realized and unrealized gains and losses on investments, net of tax, net foreign exchange gains and losses, net of tax, interest in earnings (losses) of equity method investments, net of tax, favorable or adverse prior years' reserves development for which we have ceded the risk under an adverse development cover (ADC), net of tax and related changes in amortization of the deferred gain, and loss on redemption of preferred shares. The Company calculates Annualized Operating ROE using Operating income (loss) for the period divided by the average common shareholder's equity outstanding for the period. Operating income (loss) should not be viewed as a substitute for Net Income (Loss) prepared in accordance with GAAP. Annualized Operating ROE supplements GAAP information. The Company's management believes that Operating income (loss) is useful to stakeholders because it more accurately reflects the underlying fundamentals of the business by removing the variability arising from activity that is largely independent of its business and underwriting processes, such as: fluctuations in the fair value of the Company's investment portfolio; fluctuations in foreign exchange rates; fluctuations of returns on the Company's equity method investments; the impact of retroactive reinsurance agreements where the Company believes adjusting for this development shows the ultimate economic benefit of the ADC; and the impact of non-recurring transactions such as losses on the redemption of preferred shares.
Tangible Book Value: The Company calculates Tangible Book Value using common shareholder's equity less goodwill and intangible assets, net of tax. The Company's management believes Tangible Book Value is useful to stakeholders because it provides a more accurate measure of realizable value of shareholder returns.

Supplementary Financial Information

PartnerRe Ltd.
Return on Common Shareholder's Equity (ROE)
(Expressed in thousands of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended				For the year ended
	December 31, 2021		December 31, 2020		December 31, 2021		December 31, 2020
	$	ROE (1)	$	ROE (1)	$	ROE (1)	$	ROE (1)
Net income available to common shareholder	$362,067	20.3%	$203,906	12.4%	$679,477	9.7%	$205,858	3.1%
Less: adjustments for non-operating items
Net realized and unrealized investment (losses) gains	(5,599)	(0.3)%	269,007	16.4%	37,797	0.5%	454,319	6.9%
Net foreign exchange losses	(18,573)	(1.0)%	(103,260)	(6.3)%	(30,883)	(0.4)%	(51,964)	(0.8)%
Interest in earnings of equity method investments	69,329	3.9%	18,190	1.1%	126,795	1.8%	23,611	0.4%
Favorable (adverse) prior years' reserve development subject to ADC	585	—%	—	—%	(20,364)	(0.3)%	—	—%
Loss on redemption of preferred shares	—	—%	(2,341)	(0.1)%	(21,234)	(0.3)%	(2,341)	—%
Tax effects of adjustments	16,128	0.9%	3,778	0.2%	42,021	0.6%	(27,690)	(0.5)%
Operating income (loss)	$300,197	16.8%	$18,532	1.1%	$545,345	7.8%	$(190,077)	(2.9)%
(1) ROE is calculated as net income or loss attributable to common shareholder divided by average common shareholder's equity, annualized for the quarter. The following is the average common shareholder's equity calculated using the sum of the beginning of period and end of period common shareholder's equity divided by two.

	For the three months ended		For the year ended
Calculation of average common shareholder's equity	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Beginning of period common shareholder's equity	$6,950,741	$6,431,684	$6,689,756	$6,565,942
End of period common shareholder's equity	$7,343,986	$6,689,756	$7,343,986	$6,689,756
Average common shareholder's equity	$7,147,364	$6,560,720	$7,016,871	$6,627,849

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(Expressed in thousands of U.S. dollars)
(Unaudited)

	December 31, 2021	December 31, 2020
Tangible book value:
Total shareholders' equity	$7,543,986	$7,326,997
Less:
Preferred shares, aggregate liquidation value at $25 per share (1)	200,000	637,241
Common shareholder’s equity or book value	7,343,986	6,689,756
Less:
Goodwill	456,380	456,380
Intangible assets, net of tax (2)	89,702	97,200
Tangible book value	$6,797,904	$6,136,176

Capital structure:
Senior notes
Senior notes due 2029	$496,620	$496,168
Senior notes due 2026 (3)	843,950	914,223
Junior subordinated notes
Junior subordinated notes due 2050	494,445	494,251
Capital efficient notes due 2066 (4)	62,484	62,484
Total debt	1,897,499	1,967,126
Preferred shares, aggregate liquidation value (1)	200,000	637,241
Common shareholder's equity	7,343,986	6,689,756
Total capital	$9,441,485	$9,294,123
(1) During the first quarter of 2021, the Company issued 8 million shares of 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J, with an aggregate liquidation value of $25 per share, for total gross proceeds of $200 million. During the second quarter of 2021, the Company fully redeemed the Series G, H and I Preferred Shares at a redemption value of $637 million.
(2) The intangible assets are presented in the table above net of tax of $9 million and $10 million at December 31, 2021 and December 31, 2020, respectively.
(3) The decrease relates primarily to the foreign exchange impact of remeasuring the Euro debt into U.S. dollars at the balance sheet date.
(4) The difference of $8 million between Total debt and Debt on the Consolidated Balance Sheet at December 31, 2020 is due to the Capital efficient notes (CENts). Non-consolidated debt issued externally related to CENts of $62 million does not appear in the Debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) was not consolidated at December 31, 2020. As a result, the Consolidated Balance Sheet at December 31, 2020 included the related intercompany notes of $70 million issued by PartnerRe U.S Corporation to PartnerRe Finance II Inc. PartnerRe Finance II Inc. was consolidated during 2021 and the externally issued debt is included in Debt on the Consolidated Balance Sheet at December 31, 2021.